OCCIDENTAL PETROLEUM CORPORATION
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

August 13, 2019

Occidental Petroleum Corporation
Registration Statement on Form S-4
File No. 333-232932

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Occidental Petroleum Corporation (the “Company”) hereby respectfully requests that the above referenced Registration Statement on Form S-4, as amended by Amendment No. 1 (the “Registration Statement”), be declared effective at 9:00 a.m. Eastern Time on August 15, 2019, or as soon as practicable thereafter.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Craig F. Arcella at (212) 474-1024 or Nicholas A. Dorsey at (212) 474-1764, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

OCCIDENTAL PETROLEUM CORPORATION

/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President, Associate General Counsel
and Corporate Secretary